                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            811-08386
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        026514109

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q X Form N-SAR

                 For Period Ended:   January 31, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

American Heritage Growth Fund
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Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)

1370 Avenue of the Americas, New York, NY 10019
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 __      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's auditors have not yet been able to complete their review of certain accruals estimates furnished by the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jonathan B. Reisman               (561)                361-9300
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     American Heritage Growth Fund, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 29, 2000                  By /s/ Heiko H. Thieme
    ---------------------------        ----------------------------------------
                                        Heiko H. Thieme, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          SEC FILE NUMBER 811-08386
                            CUSIP NUMBER 026514109
                                 FORM 12b-25
                      PART IV, PARAGRAPH (3), ATTACHMENT


The summary anticipated change in the statement of operations year ended January 31, 2000 and the prior year ended January 31, 1999 are as follows:


                                                                                   2000            1999
                                                                               ------------    ------------
Total investment income                                                         $   11,594      $   15,210

Total expenses                                                                      92,871         112,209
Less, expenses reimbursement from investment advisor                               (58,989)        (87,810)
                                                                               ------------    ------------
                                                                                    33,882          24,399
                                                                               ------------    ------------
Net investment loss                                                                (22,288)         (9,189)

Net realized gains from investment transactions                                    102,518         168,870
Net change in unrealized appreciation (depreciation) of investments                 49,569        (230,694)
                                                                               ------------    ------------
Net gain (loss) on investments                                                     152,087         (61,824)
                                                                               ------------    ------------
Net increase (decrease) in net assets resulting from operations                 $  129,799      $  (71,013)
                                                                               ============    ============

[MATHIESON AITKEN JEMISON, LLP LETTERHEAD]


                                March 30, 2000



U.S. Securities and Exchange Commission
Washington, DC 20509

     RE:   Form 12b-25 Notification of Late Filing
           Attachment required under paragraph c
           SEC File Number 811-0836
           CUSIP Number 026514109
           The American Heritage Fund, Inc.

Dear Sirs:

We are the independent accountants for the American Heritage Growth Fund, Inc. ("The Fund").

On March 29, 2000, we received final confirmation and verification of certain accruals and estimates from Fund's management. Accordingly, we require time to complete compliance review of these amounts.

Should you have any questions, please contact our office.

                              Very truly yours,

                              MATHIESON AITKEN JEMISON, LLP

                              /s/ MARK J. RASCHIATORE, CPA

                              Mark J. Raschiatore, CPA
                              Partner

MJR/mw